Exhibit 3.1

PROPOSED AMENDMENTS TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
RCF ACQUISITION CORP.

RCF Acquisition Corp.
(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	the deletion of the existing Article 51.7 and Article 51.8 in their entirety and the insertion of the following language as a new Article 51.7 and 51.8:

“51.7	In the event that the Company does not (i) consummate a Business Combination on or before November 15, 2024; (or such earlier date as determined by the board of Directors and included in a public announcement), or such later time as the Members may approve in accordance with the Articles, or (ii) beginning on December 15, 2023, and thereafter for the first three-month extension (from December 15, 2023 through March 15, 2024) equal to the lesser of $150,000 or $0.045 per Public Shares and thereafter, a payment of equal to the lesser of $50,000 or $0.015 per Public Share per month through November 15, 2024 on the first day of each month (or if such first day is not a business day, on the business day immediately preceding such first day):

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

51.8	In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before November 15, 2024 (or such earlier date as determined by the board of Directors and included in a public announcement), or such later time as the Members may approve in accordance with the Articles; or

(b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

(b)	the deletion of all references to “RCF Acquisition Corp.” and the replacement of such references with “Perception Capital Corp. IV.”